UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting Results

On November 21, 2023, Cazoo held its Extraordinary General Meeting of Shareholders (the “EGM”).

As of the close of business on October 10, 2023, the record date for the EGM, 38,871,352 of the Company’s Class A ordinary shares, par value $0.002 per share (the “Class A ordinary shares”), were outstanding and entitled to vote at the EGM and each such Class A ordinary share was entitled to one vote on each proposal at the EGM. At the EGM, the holders of 25,915,105 Class A ordinary shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the EGM, and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on November 6, 2023, and all capitalized terms not defined herein shall have the same definitions as set forth therein.

Proposal 1 – Special Resolution – Transactions

The shareholders approved, as a special resolution, that the following Transactions be effected:

Exchange Offer. The Company is offering to issue in exchange for the $630 million principal amount of Convertible Notes, (1) $200 million principal amount of New Notes and (2) New Shares consisting of newly issued Class A ordinary shares such that immediately following the consummation of the Transactions, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. The Company also agreed to register the New Shares with the SEC for resale.

New Warrants. In addition, the Company has agreed to issue the New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the Closing Date. The New Tranche 1 Warrants will represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants will represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants, and the New Tranche 3 Warrants will represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, when the Company’s equity value reaches or exceeds $525 million, (ii) in the case of the New Tranche 2 Warrants, when the Company’s equity value reaches or exceeds $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, when the Company’s equity value reaches or exceeds $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants would be initially exercisable for 422,098 Class A ordinary shares, the New Tranche 2 Warrants would be initially exercisable for 462,298 Class A ordinary shares, and the New Tranche 3 Warrants would be exercisable for 510,961 Class A ordinary shares. In addition, based on the number of Class A ordinary shares outstanding on September 22, 2023, the exercise price for the New Warrants would be $99.50 per Class A ordinary Share for the New Tranche 1 Warrants, $177.37 per share for the New Tranche 2 Warrants and $234.85 per share for the New Tranche 3 Warrants. To the extent that the New Tranche 1 Warrants are not exercised until the second or third equity value threshold is reached, then the New Tranche 1 Warrants would be exercisable for more shares at a lower exercise price. Similarly, to the extent that the New Tranche 2 Warrants are not exercised until the third equity value threshold is reached, then such New Warrants would be exercisable for more Class A ordinary shares at a lower exercise price. The New Warrants will expire five years after issuance. The Company also agreed to register the New Warrants and Class A ordinary shares issuable thereunder with the SEC.

New Board. The Company also agreed to replace the current board of directors of the Company (the “Board”) with a New Board consisting of seven members on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the Company’s current Board.

Transaction Support Agreement. The shareholders were also asked to approve the Transaction Support Agreement and the transactions contemplated thereby. A summary of the Transaction Support Agreement and the transactions contemplated thereby was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the SEC on November 6, 2023 and a copy of the Transaction Support Agreement is included therein as Annex A.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 23,053,787

(b) Votes against: 2,857,383

(c) Votes abstained: 3,935

(d) Broker non-votes: 0

Proposal 2 – Ordinary Resolution – Reverse Stock Split:

The shareholders approved, as an ordinary resolution, that every 100 shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be consolidated into one (1) share with a par value of US$0.20 (the “Reverse Stock Split”), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Reverse Stock Split at its discretion.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 25,244,498

(b) Votes against: 668,693

(c) Votes abstained: 1,914

(d) Broker non-votes: 0

Proposal 3 – Ordinary Resolution – Increase in Authorized Share Capital:

The shareholders approved, as an ordinary resolution, that immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:

●	FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,

●	TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each (the “Share Increase”), effective upon further approval by the Board to implement the Share Increase at its discretion.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 25,273,510

(b) Votes against: 636,694

(c) Votes abstained: 4,901

(d) Broker non-votes: 0

Proposal 4 – Special Resolution – Articles Amendment:

The shareholders approved, as a special resolution, that our amended and restated articles of association (the “Articles”) be amended as follows (the “Articles Amendment”):

●	The Amended and Restated Articles of Association of the Company shall be amended by inserting the following defined term in Article 1.1 below the defined term “Board”:

““Board Nominee” shall mean the Director nominated by the current Board prior to the TSA Closing Date, and if during such Director’s initial term (the period between the Board Nominee’s appointment after the TSA Closing Date until the third annual general meeting of the Company following the TSA Closing Date) he or she determines to resign, any subsequent designee of the person then serving in such Director’s place during the initial term.”

●	The Amended and Restated Articles of Association of the Company shall be amended by inserting the following defined term in Article 1.1 below the defined term “Treasury Share”:

““TSA Closing Date” shall mean the Closing Date as defined in the Transaction Support Agreement, dated as of September 20, 2023, by and among the Company and the other parties thereto.”

●	The Amended and Restated Articles of Association of the Company shall be amended by deleting Article 24.3 and inserting the following in its place:

“General meetings may be called by:

24.3.1 the Board;

24.3.2 the chairperson of the Board; or

24.3.3 the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares.

A general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Board of the chairperson of the Board.”

●	The Amended and Restated Articles of Association of the Company shall be amended by deleting Article 31.5 and inserting the following in its place:

“A Director may be removed from office for cause by:

31.5.1 Special Resolution of the Company; or

31.5.2 vote or written notice or direction signed by the other Directors numbering at least a majority of the then appointed Directors.”

●	The Amended and Restated Articles of Association of the Company shall be amended by inserting the following as a new Article 31.6:

“Notwithstanding any other provision of these Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any Director and to appoint any person to fill any Director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the Directors to fill any vacancy pursuant to Article 31.3); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the TSA Closing Date. Where a Director is appointed pursuant to this Article 31.6, and at such time the Board is divided into classes pursuant to Article 31.2, such appointment may also assign the new Director to Class I, Class II or Class III, failing which, the Board is authorised to assign new Directors to such classes.”

in each case with effect from the closing of the Transactions.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 23,013,335

(b) Votes against: 2,856,075

(c) Votes abstained: 45,695

(d) Broker non-votes: 0

Proposal 5 – Ordinary Resolution – Adjournment:

The shareholders approved, as an ordinary resolution, that the adjournment of the meeting be held on a later date or dates, if necessary, to permit further solicitation and vote of proxies if Cazoo is unable to consummate the Transactions due to not obtaining the shareholder approval on matters proposed to shareholders at the EGM, including the Transactions, the Reverse Stock Split, the Share Increase and the Articles Amendment, which were described in greater detail the shareholder materials furnished with the Company’s Report on Form 6-K filed with the SEC on November 6, 2023.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 25,223,674

(b) Votes against: 684,804

(c) Votes abstained: 6,627

(d) Broker non-votes: 0

Based on the foregoing votes, the shareholders approved Proposals 1 to 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: November 24, 2023	By:	/s/ Alex Chesterman
Alex Chesterman
Executive Chairman